UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Plat Capital Fund I, LLC

Legal status of Issuer:

        Form:

        LLC

        Jurisdiction of Incorporation/Organization:

        North Carolina

        Date of Organization:

        September 7, 2021

Physical Address of Issuer:

1020 Danley Road, Pilot Mountain, North Carolina, 27041, United States

Website of Issuer:

www.platcapital.co

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,443,022.25	$654,116.92
Cash & Cash Equivalents	$25,323.35	$67,263.92
Accounts Receivable	$0	$0
Short-term Debt	$7,047.08	$0
Long-term Debt	$1,016,041.58	$397,291.76
Revenues/Sales*	$85,135.92	$85,135.92
Total Expenses	$196,486.41	$3,450
Taxes Paid	$0	$0
Net Income	($176,317.75)	($3,450)

*Rents in the financial statements

FORM C-AR

Plat Capital Fund I, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Plat Capital Fund I, LLC, a North Carolina limited liability company (**"Plat Capital**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.platcapital.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Plat Capital Fund I, LLC is a real estate management company, formed in North Carolina as a limited liability company on September 7, 2021.

The Company is located at 1020 Danley Road, Pilot Mountain, North Carolina, 27041, United States.

The Company's website is www.platcapital.co.

The Company conducts business in North Carolina.

RISK FACTORS

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

If we are unable to attract and maintain a critical mass of vacation rental listings and travelers, whether due to competition or other factors, our marketplace will become less valuable to property owners and managers and to travelers, and our revenue and net income could decrease materially.

Currently, substantially all of our revenue is generated when owners or managers of vacation rentals pay us listing fees to list and market vacation rentals to travelers who visit the websites comprising our marketplace. We anticipate generating additional revenue in the future by introducing new services and products on our websites targeted at property owners, managers and travelers. Our success depends on our ability to attract owners, managers, travelers and advertisers to our marketplace. If owners and managers choose not to market their vacation rentals through our websites, or elect to list them with a competitor, we may be unable to offer a sufficient supply and variety of vacation properties to attract travelers to our websites. If we are unable to attract travelers to our websites, advertisers may not purchase display advertising on our websites. Similarly, our volume of new listings and listing renewals may suffer if we are unable to attract travelers to our websites. The perceived usefulness of our online marketplace is likely to decline, and our revenue and net income could decrease materially as a result of any of these events.

Our business depends substantially on property owners and managers renewing their listings. Because we recognize listing revenue over the term of the applicable agreement, the lack of listing renewals may not immediately be reflected in our operating results.

Our business depends substantially on property owners and managers renewing their listings. Any decline in our listing renewals would harm our future operating results. Property owners and managers generally market their vacation rentals on our websites pursuant to annual listings with no obligation to renew them. We may be unable to predict future listing renewal rates accurately, and our renewal rates may decline materially or fluctuate as a result of a number of factors, including owners' decisions to sell or cease renting their properties or to utilize the services of our competitors, or dissatisfaction with our pricing, services or websites. For example, our adoption of new features such as property reviews by travelers, which are designed to attract more travelers, have discouraged and may continue to discourage owners and managers from establishing or renewing their listings. Owners and managers may not establish or renew listings if we cannot generate visits from large numbers of travelers seeking and inquiring about vacation rentals. In addition, from time to time we make changes to the features of listings available for purchase and the pricing for the listings and features of our listings. While such changes may be intended to result in customer satisfaction, there can be no guarantee that owners and managers will react positively to the changes and they may choose not to renew their listings. If owners and managers do not renew their listings or we are forced to accept renewals on less favorable terms, our revenue may decline and our business will suffer. Moreover, some of our owners and managers may live in states or countries that give subscribers the right to cancel their subscription agreements prior to the expiration of the terms of their agreements and receive refunds for the unused portions of their subscriptions, which can adversely affect our cash flows.

We recognize listing revenue ratably over the term of the applicable listing agreement, and the majority of our quarterly revenue represents revenue attributable to listings entered into during previous quarters. As a result, the effect of significant downturns in sales or renewals of listings in a particular quarter may not be fully reflected in our results of operations until future periods. Our business model also makes it difficult for any rapid increase in new or renewed listings to increase our revenue in any one period because revenue from new listings must be recognized over the applicable listing term,

We may be unable to effectively manage our growth.

Our business is becoming increasingly complex, especially in light of the number of acquisitions we have integrated and are in the process of integrating, our limited operating history and our reliance on multiple websites and brands that are currently supported on several different technology platforms. This complexity and our rapid growth have demanded, and will continue to demand, substantial resources and attention from our management. We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified website developers, software engineers, client and account services personnel, and sales and marketing staff and improve and maintain our technology to properly manage our growth. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees or if we are not successful in retaining our existing employees, our business may be harmed.

Further, to accommodate our expected growth we must add new hardware and software and improve and maintain our technology, systems and network infrastructure. Failure to effectively upgrade our technology or network infrastructure to support the expected increased listing and traveler traffic volume could result in unanticipated system disruptions, slow response times or poor experiences for owners, managers or travelers. To manage the expected growth of our operations and personnel and to support financial reporting requirements as a public company, we will need to continue to improve our transaction processing and reporting, operational and financial systems, procedures and controls. These improvements will be particularly challenging if we acquire new operations with different systems. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, it could adversely affect owner, manager or traveler satisfaction and cause our expenses to grow disproportionately relative to our revenue.

Our quarterly financial results are subject to fluctuations. As a result, we could fail to meet or exceed our projections or the expectations of analysts or investors, which could cause our stock price to decline.

Our revenue, expenses, operating results and cash flows have fluctuated from quarter to quarter in the past and are likely to continue to do so in the future. These fluctuations are due to, or may in the future result from, many factors, some of which are outside of our control, including:

- the quantity of vacation rental listings on our websites;
- changes in cash flow due to the seasonal nature of our listing renewals and new listing acquisition;
- changes by major online search engine companies in their search algorithms, our ability to adapt to these changes and the increased costs of adapting to these changes, which could cause us to spend more on marketing or cause our websites to cease appearing in natural search results completely;
- advertising costs for paid search keywords that we deem relevant to our business and the success and costs of our broad reach and online advertising and marketing initiatives;
- costs related to acquisitions or licensing of, or investments in, products, services, technologies or other businesses and our ability to successfully integrate and manage these acquisitions;
- the amount and timing of operating expenses and capital expenditures related to the expansion of our operations and infrastructure;
- the timing of revenue and expenses related to the development or acquisition and integration of technologies, products or businesses;
- the timing and success of changes in our pricing or services or the introduction of new services;
- the introduction of new services by us or our competitors;
- our ability to keep our websites operating without technical difficulties or service interruptions;
- development of or increases in the theft of our property owners' or managers' online identities through phishing or other security breaches of the email or other systems of ours or our customers;
- declines or disruptions in the travel industry;
- economic instability abroad and fluctuations in exchange rates;
- changes in the timing of holidays or other vacation events;
- litigation and settlement costs, including unforeseen costs;
- new accounting pronouncements and changes in accounting standards or practices, particularly any affecting the recognition of listing revenue or accounting for mergers and acquisitions; and

- new laws or regulations, or interpretations of existing laws or regulations, that harm our business models or restrict the Internet, ecommerce, online payments, or online communications.

Fluctuations in our quarterly operating results may, particularly if unforeseen, cause us to miss any projections we may have provided or may lead analysts or investors to change their long-term models for valuing our common stock. In addition, such fluctuations may cause us to face short-term liquidity issues, impact our ability to retain or attract key personnel or cause other unanticipated issues. Any of these effects could cause our stock price to decline. As a result of the potential variations in our quarterly revenue and operating results, we believe that quarter-to quarter comparisons of our revenue and operating results may not be meaningful and the results of any one quarter should not be relied upon as an indication of future performance.

If the businesses we have acquired do not perform as expected or we are unable to effectively integrate acquired businesses, our operating results and prospects could be harmed.

We have acquired 0 businesses since our inception. The businesses we have acquired may not perform as well as we expect. Failure to manage and successfully integrate recently acquired businesses and technologies could harm our operating results and our prospects. Our mergers and acquisitions involve numerous risks, including the following:

- difficulties in integrating and managing the combined operations, technologies, technology platforms and products of the acquired companies and realizing the anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;
- failure of the acquired company to achieve anticipated revenue, earnings or cash flow;
- diversion of management's attention or other resources from our existing business;
- our inability to maintain the key customers and business relationships and the reputations of acquired businesses;
- uncertainty of entry into markets in which we have limited or no prior experience or in which competitors have stronger market positions;
- our dependence on unfamiliar affiliates and partners of acquired businesses;
- unanticipated costs associated with pursuing acquisitions;
- responsibility for the liabilities of acquired businesses, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy controls and comply with applicable regulations;
- difficulties in assigning or transferring intellectual property licensed by acquired companies from third parties to us or our subsidiaries;
- inability to maintain our internal standards, controls, procedures and policies;
- potential loss of key employees of the acquired companies;
- difficulties in complying with antitrust and other government regulations;
- challenges in integrating and auditing the financial statements of acquired companies that have not historically prepared financial statements in accordance with U.S. generally accepted accounting principles;
- difficulties in integrating acquired companies' systems controls, policies and procedures to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002; and
- potential accounting charges to the extent intangibles recorded in connection with an acquisition, such as goodwill, trademarks, customer relationships or intellectual property, are later determined to be impaired and written down in value.

Moreover, we rely heavily on the representations and warranties provided to us by the sellers of acquired companies, including as they relate to creation, ownership and rights in intellectual property, existence of open source and compliance with laws and contractual requirements. If any of these representations and warranties are inaccurate or breached, such inaccuracy or breach could result in costly litigation and assessment of liability for which there may not be adequate recourse against such sellers, in part due to contractual time limitations and limitations of liability.

The online vacation rental market is relatively new and is rapidly evolving. If we fail to predict the manner in which our market develops, our business and prospects may suffer materially.

The market for online vacation rentals is relatively new and unproven with little to no data or research available regarding the market and industry. It is uncertain whether this market will continue to develop or if our services will achieve and sustain a level of demand and market acceptance sufficient for us to generate revenue, net income and free cash flow growth. Our success will depend to a substantial extent on the willingness of property owners and managers to use commercial online rental property listing services. Some property managers have developed and use their own proprietary online listing services and, therefore, may be reluctant or unwilling to migrate to our websites.

Furthermore, some travelers and property owners and managers may be reluctant or unwilling to use online listing services because of concerns regarding the security of data, the potential for fraud or phishing activity or the integrity of the online marketplace. If property owners and managers do not perceive the benefits of marketing their properties online, then our market may not develop as we expect, or it may develop more slowly than we expect, either of which would significantly harm our business and operating results. Moreover, our success will depend on travelers' use of our online marketplace to search, locate and rent vacation rentals, which will depend on their willingness to use the Internet and their belief in the integrity of our websites. In addition, since we operate in unproven and unstudied markets, we have limited insight into trends that may develop in those markets and may affect our business. We may make errors in predicting and reacting to other relevant business trends, which could harm our business.

Unfavorable changes in, or interpretations of, government regulations or taxation of the evolving vacation rental, Internet and e-commerce industries could harm our operating results.

We operate in markets throughout the world, each of which has its own regulatory and taxation requirements. Since we began our operations, there have been, and continue to be, regulatory developments that affect the vacation rental industry and the ability of companies like us to list those rentals online. For example, some municipalities have adopted ordinances that limit the ability of property owners to rent certain properties for fewer than 30 consecutive days and other cities have introduced or may introduce similar regulations. Some cities also have fair housing or other laws governing the way properties may be rented, which they assert apply to vacation rentals. Many homeowners, condominium and neighborhood associations have adopted regulations that prohibit or restrict short-term rentals. These and other similar developments could reduce the number of listings on our websites, which could harm our business and operating results.

From time to time, we may become involved in challenges by or disputes with government agencies regarding these regulations. For example, some government agencies have asked us directly to comply with their regulations and provide owner and manager data to assist them in their enforcement and audit efforts. Also, each region in which we operate has different regulations with respect to licensing and other requirements for the listing of vacation rentals. If a governmental entity sought to apply applicable regulations in a manner that would limit or curtail our ability or willingness to list properties in that particular region, there can be no assurance that we would be successful in defending against the application of these laws and regulations. Further, if we were required to comply with regulations and government requests that negatively impact our relations with property owners, managers and travelers, our business, operations and financial results could be adversely impacted. Compliance with laws and regulations of different jurisdictions imposing different standards and requirements is very burdensome for businesses like ours. Our online marketplace is accessed by owners, managers and travelers in multiple states and foreign jurisdictions. Our business efficiencies and economies of scale depend on generally uniform treatment of owners, managers and travelers across all jurisdictions in which we operate.

Compliance requirements that vary significantly from jurisdiction to jurisdiction impose an added cost to our business and increased liability for compliance deficiencies. In addition, laws or regulations that could harm our business could be adopted, or reinterpreted in a manner that affects our activities, by the U.S. government, state governments, and regulatory agencies or by foreign governments or agencies, including but not limited to the regulation of personal and consumer information and real estate licensing requirements. Violations or new interpretations of these laws or regulations may result in penalties, negatively impact our operations and damage our reputation and business.

Additionally, new, changed, modified or newly interpreted or applied tax laws, statutes, rules, regulations or ordinances could increase our owners' and managers' and our compliance, operating and other costs, which could deter owners from renting their vacation properties, negatively affect our new subscription listings and renewals, or increase our cost of doing business. Any or all of these events could adversely impact our business and financial performance.

The market in which we participate is highly competitive, and we may be unable to compete successfully with our current or future competitors.

The market to provide listing, search and marketing services for the vacation rental industry is highly competitive and fragmented. All of the services that we provide to property owners, managers and travelers, including listing and search, are provided separately or in combination to our current or potential owners and managers by other companies that compete with us. Our current or new competitors may adopt aspects of our business model, which could reduce our ability to differentiate our services. Furthermore, listings in the vacation rental industry are not typically marketed exclusively through any single channel, and our listing agreements are not typically exclusive. Accordingly, our competitors could aggregate a set of listings similar to ours. Increased competition could result in a reduction in our revenue, the rate of our new listing acquisition, or the loss of existing listings or market share.

There are thousands of vacation rental listing websites in the United States that compete directly with us for listings, travelers, or both. Many websites offer free or heavily discounted listings or focus on a particular geographic location or a specific type of rental property. Some of them also aggregate property listings obtained through various sources, including the websites of property managers some of whom also market their properties on our websites.

Other companies address the fragmented travel lodging market, such as Airbnb, Inc. in the United States, which list rooms to rent or allow advertisers who want to rent their homes occasionally instead of for a vacation season or full time. Some vacation rental property owners also list on these websites, and consequently these companies compete with us to some extent today and could become more significant competitors in the future.

We also compete with online travel websites, such as Expedia, Hotels.com, Kayak, Priceline, Orbitz and Travelocity, which have traditionally provided comprehensive travel services and some of whom are now expanding into the vacation rental category. We also compete with large Internet companies, such as craigslist, eBay, Google, MSN.com and Yahoo!, which provide listing or advertising services in addition to a wide variety of other products or services.

Some of our current or potential competitors are larger and have more resources than we do. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition in their markets, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, our current or potential competitors may have access to larger property owner, manager or traveler bases. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or owner, manager or traveler requirements. Furthermore, because of these advantages, existing and potential owners, managers and travelers might accept our competitors' offerings, even if they may be inferior to ours. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

In addition, competitors such as Perfect Places, Inc. and VacationRoost, Inc. serve the professional management marketplace for vacation rentals exclusively, and therefore have the capability of creating more targeted products and features for property manager constituents.

We believe we compete primarily on the basis of the quantity of our listings, the quality of the direct relationships we have with property owners and managers, the volume of travelers who visit our websites, the number of inquiries provided to our property owners and managers, the global diversity of the vacation rentals available on our websites, the quality of our websites, customer service, brand identity, the success of our marketing programs, and price. If current or potential property owners, managers or travelers choose to use any of these competitive offerings in lieu of ours, our revenue could decrease and we could be required to make additional expenditures to compete more effectively. Any of these events or results would harm our business, operating results and financial condition.

If we are unable to introduce new or upgraded services or features that travelers or property owners and managers recognize as valuable, we may fail to drive additional travelers to our websites or retain existing and attract new property owners and managers. Our efforts to develop new and upgraded services and products could require us to incur significant costs.

In order to continue to attract travelers to our online marketplace and retain existing and attract new property owners and managers, we will need to continue to invest in the development of new products, services and features that add value for travelers, property owners and managers, and that differentiate us from our competitors. The success of new products, services and features depends on several factors, including the timely completion, introduction and market acceptance of the product, service or feature. Additionally, new products, services or features we develop for individual property owners may be viewed by professional property managers as harmful to their business if, as a result of these new products, services or features, individual property owners would be less likely to use professional property managers to manage their properties. If travelers, property owners or managers do not recognize the value of our new services or features, they may choose not to utilize or list on our online marketplace.

Developing and delivering these new or upgraded products, services or features may increase our expenses, as this process is costly, and we may experience difficulties in developing and delivering these new or upgraded products, services or features. Moreover, we cannot assure that new or upgraded products, services or features will work as intended or provide value to travelers, property owners and managers.

In addition, some new or upgraded products, services or features may be complex and challenging for us to market to customers and may also involve new pricing. We cannot guarantee that our property owners and managers will respond favorably. In addition, successfully launching and selling a new product, service or feature will require the use of our marketing, sales or customer service resources. Efforts to enhance and improve the ease of use, responsiveness, functionality and features of our existing websites have inherent risks, and we may not be able to manage these product developments and enhancements successfully. If we are unable to continue to develop new or upgraded products, services or features, property owners and managers may choose not to use our online marketplace to market their vacation rentals.

We may choose to license or otherwise integrate applications, content and data from third parties. The introduction of these improvements imposes costs on our business and requires the use of our resources. We may be unable to continue to access these technologies and content on commercially reasonable terms, or at all.

We may be subject to liability for the activities of our property owners and managers, which could harm our reputation and increase our operating costs.

We periodically receive complaints related to certain activities on our websites, including disputes over the authenticity of the vacation rental listing, unauthorized use of credit card and bank account information and identity theft, phishing attacks, potential breaches of system security, libel and infringement of third-party copyrights, trademarks or other intellectual property rights. We have also experienced fraud by purported owners or managers listing properties which either do not exist or are significantly not as described in the listing. The methods used by perpetrators of fraud constantly evolve and are complex, and our trust and security measures may not detect all fraudulent activity. Consequently, we expect to continue to receive complaints from travelers and requests for reimbursement of their rental fees, as well as actual or threatened legal action against us if no reimbursement is made.

We may further be subject to claims of liability based on events that occur during travelers' stays at the vacation rentals of our property owners and managers, such as for robbery, accidental injury or death or other similar incidents. These incidents may subject us to liability, which would increase our operating costs and adversely affect our business and results of operations. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against them. Although the terms and conditions of use of our websites, which are available on all of our websites, state that we are not a party to any rental transaction and specifically exempt us from any liability to travelers in the event of a fraudulent listing, a property not being significantly as described or any other claim by travelers relating to their vacation rental, the enforceability of these terms varies from jurisdiction to jurisdiction, and the laws in this area are consistently evolving. If we are subject to liability or claims of liability relating to the acts of our property owners or managers, or due to fraudulent listings, we may be subject to negative publicity, incur additional expenses and be subject to liability, which could harm our business and our operating results.

Loss or material modification of our credit card acceptance privileges would have a material adverse effect on our business and operating results.

A significant percentage of our property owners and managers pay for their listings by credit card because it simplifies and expedites the payment process and is typically a secure form of payment. The loss of our credit card acceptance privileges would significantly limit our ability to renew listings with these owners and managers or secure new owners and managers.

Most of our owners and managers purchase an annual listing, for which payment is made at the beginning of the listing term. In addition, many of our listing renewals are paid by auto-renewal charging the renewal listing fee to the property owner's or manager's credit card. There is a risk that, if we fail to fully perform our obligations under the listing terms or the property owner or manager objects to the auto-renewal payment made by credit card, the credit card companies could be obligated to reimburse these owners and managers for all or a portion of the listing fee. We would be obligated to pay all such amounts under our agreements under which we have obtained our credit card acceptance privileges. As a result of this risk, credit card companies may require us to set aside additional cash reserves, may not renew our acceptance privileges or may increase the transaction fees they charge us for these privileges.

The card networks, such as Visa, MasterCard and American Express, have adopted rules and regulations that apply to all merchants who process and accept credit cards and include the Payment Card Industry Data Security Standards, or the PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of card data to help prevent credit card fraud. We assess our compliance with the PCI DSS on a periodic basis and make necessary improvements to our internal controls. If we fail to comply with the rules and regulations adopted by the card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages and civil liability and could eventually prevent us from processing or accepting credit cards. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the card networks, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the credit card data of customers or participants.

The loss of, or the significant modification of, the terms under which we obtain credit card acceptance privileges would have a material adverse effect on our business, revenue and operating results.

Our revenue, expenses and operating results could be affected by changes in travel, real estate and vacation rental markets, as well as general economic conditions.

Our business is particularly sensitive to trends in the travel, real estate and vacation rental markets, which are unpredictable, as well as trends in the general economy. Therefore, our operating results, to the extent they reflect changes in the broader travel, real estate and vacation rental industries, may be subject to significant fluctuations.

For example, changes in the travel industry, such as disruptions caused by war, terrorist attacks or natural disasters, could significantly reduce the willingness of potential travelers to plan vacation and other travel. Downturns in real estate markets may result in decreased new building rates and increases in foreclosures, which could result in fewer vacation rentals available for listing on our websites. Also, since vacation travel is generally dependent on discretionary spending, negative general economic conditions could significantly reduce the overall amount that travelers spend on, and the frequency of, leisure travel, including vacation property rentals. Additionally, property owners may choose or be forced to sell their vacation rentals during periods of economic slowdown or recession. Any or all of these factors could reduce the demand for vacation property rentals and our services, reducing our revenues and could increase our need to make significant expenditures to continue to attract property owners, managers and travelers to our websites.

Seasonal fluctuations in listing renewals or new listing acquisitions could adversely affect our cash flows.

Our cash flows from operations could vary from quarter to quarter due to the seasonal nature of our listing renewals and new listing acquisitions resulting from seasonality in the vacation rental industry. To date, this effect may have been masked by our rapid growth and the effect of our acquisitions, which have significantly increased our revenue growth. While, as a result of our subscription model, this seasonality generally does not have an immediate effect on our revenue, our operating cash flows could fluctuate materially from period to period as a result.

Vacation rentals are often located in popular vacation destinations around the world and utilized on a seasonal basis. Factors influencing the desirability of vacation rentals in a particular region or season could adversely affect our ability to obtain new listings and retain existing listings.

Vacation rentals are often located in popular vacation destinations and utilized on a seasonal basis. As a result, our listings involve properties that are often concentrated in particular regions, and our revenue is dependent upon our ability or willingness to list properties in those regions. Each region has its own commercial and regulatory requirements related to the listing of vacation rentals. If we became unable or unwilling to list properties in a particular region, our listings in the region could decline or cease to grow, and revenue and results of operations could be adversely impacted. In addition, factors influencing the desirability of vacation rentals in a particular region or during a specific season could adversely affect our ability to obtain new listings and retain existing listings. For example, a significant number of the vacation rentals listed on our websites are located in Florida. Following the oil spill in April 2010 along the Gulf Coast, some of our property owners and managers with vacation rentals in the Gulf Coast area reported to us that their bookings declined. While we are uncertain of the impact of the oil spill on the decisions of our property owners and managers to renew their listings on our websites, the occurrence of this type of event or a significant natural disaster, political turmoil or other regional disturbance could reduce the number of available vacation rentals in that area, reducing our listing base and our revenue. In addition, if we do not have sufficient property listings in a newly popular vacation destination, we could fail to attract travelers to our websites and property owners and managers may opt to list their properties with a competitor having a greater presence in that area.

Property owner, manager or traveler complaints or negative publicity about our company, our services or our business activities could diminish use of our online marketplace.

Property owner, manager or traveler complaints or negative publicity about our company, our services or our business activities could severely diminish consumer confidence in and use of our online marketplace. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as removing suspected fraudulent listings or listings repeatedly reported by travelers to be significantly not as described, can damage relations with our owners and managers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle owner, manager and traveler complaints effectively. If we do not handle these complaints effectively, our reputation may suffer, and we may lose our owners', managers' and travelers' confidence. We may also be the subject of blog or forum postings that include inaccurate statements and create negative publicity. As a result of these complaints or negative publicity, property owners and managers of vacation rentals may discontinue their listing with us or travelers may discontinue their use of our websites, and our business and results of operations could be adversely impacted.

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.

We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of our Manager, Plat Capital, LLC (the "Manager" and our "Sponsor Member"), along with it executive officers, Norman Simon and James Carnes.

We are dependent on our Managers and its executive officers, Norman Simon and James Carnes. These persons may not devote their full time and attention to the matters of the Company. The loss of our Manager, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure, which may include personal information of renters, occupants and other occupants of the real estate we manage, where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local leasing and rental requirements, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Both we and the Manager have limited operating history, which makes our future performance difficult to predict.

Both we and the Manager have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the Manager must, among other things:

- identify and acquire real estate assets consistent with our investment strategies;
- increase awareness of our name within the investment products market;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and
- build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

We are managed by an external manager, Plat Capital, LLC.

The Manager of our Company is external to our Company, and you will own no rights in our Manager by purchasing our membership interests. Our Manager has the right to cause us to acquire and finance investments without further approval and is only required to meet the standards of care and other requirements set forth in the Company's Operating Agreement, dated as of September 7, 2021, as amended (the "**Operating Agreement**").

Because we are dependent upon our Manager to conduct our operations, any adverse changes in the financial health of our Manager or our relationship with it could hinder our operating performance and the return on your investment.

We are dependent on our Manager to manage our operations and acquire and manage our future portfolio of properties. Our Manager will make all decisions with respect to the management of our Company. Any adverse changes in the financial condition of our Manager, or our relationship with our Manager, could hinder its ability to successfully manage our operations and our portfolio of investments, which would adversely affect us and our Members.

Our Manager may fail to identify acceptable investments.

There can be no assurances that our Manager will be able to identify, or approve suitable properties meeting our investment criteria. There is no guarantee that any investment approved by our Manager will generate operating income or gains. While affiliates of our Manager have been successful in the past in identifying and structuring favorable investments, there is no guarantee that our Manager will be able to identify and structure favorable investments in the future.

We may have conflicts of interest with our Manager and other affiliates, which could result in investment decisions that are not in the best interests of our Members.

There are numerous conflicts of interest between our interests and the interests of our Manager, Plat Capital, LLC, and their respective affiliates, including conflicts arising out of allocation of personnel to our activities, or purchase or sale of properties. In addition, there is nothing restricting our Manager from holding other investment vehicles. As a result, our Manager may face conflicts of interest regarding the allocation of investment opportunities between us and other investment vehicles with which it is affiliated. Examples of these potential conflicts of interest include:

- Competition for the time and services of personnel that work for us and our affiliates;
- The possibility that our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase of properties, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions;
- Our Manager has considerable discretion with respect to the terms and timing of our acquisition, disposition and other transactions;
- The possibility that the competing demands for the time of our Manager may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you.

Any of these and other conflicts of interest between us and our Manager could have a material adverse effect on the returns on our investments, our ability to make distributions to Members.

The properties that we own and/or manage (the "Properties") will be subject to the risks typically associated with real estate.

Our Properties will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;
- acts of war or terrorism, including the consequences of terrorist attacks;
- adverse changes in national and local economic and real estate conditions;
- an oversupply of (or a reduction in demand for) and the attractiveness of the Properties to prospective purchasers;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
- costs of remediation and liabilities associated with environmental conditions; and,
- the potential for uninsured or underinsured Properties losses.

These factors may have a material adverse effect on the value that we can realize from the Properties.

The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to other, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our securities.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will be primarily derived from rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;
- decline to extend or renew leases upon expiration;
- fail to make rental payments when due; or
- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

Tenant relief laws may negatively impact our rental income and profitability.

We may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

The real property taxes on our Property may increase as property tax rates change or as the Property is assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our securities and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

We may not be able to sell the Properties at a price equal to, or greater than, the total amount of capital we have invested in the Properties, which may lead to a decrease in the value of the securities.

The value of the Properties to a potential purchaser may not increase over time, which may restrict our ability to sell a Properties, or if we are able to sell such Properties, may lead to a sale price less than the price that we paid to purchase a Properties. Such loss, would reduce the value of the securities.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- start up, development, repositioning and redevelopment costs may be higher than anticipated;
- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and
- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Properties may be subject to impairment charges.

We will periodically assess whether there are any indicators that the value of our Properties may be impaired. A property's value is considered to be impaired only if the estimated aggregate future undiscounted property cash flows are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our Properties. Impairment charges have an immediate direct impact on our earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our operating results in the period in which the charge is taken.

Uninsured losses relating to real estate and lender requirements to obtain insurance may reduce our profitability.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we do not intend to obtain insurance unless we are required to do so by mortgage lenders. If any of our Properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure our investors that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for uninsured losses, we could suffer reduced earnings that would result in less cash to be distributed to our investors. In cases where we are required by mortgage lenders to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our properties. Additionally, if we obtain such insurance, the costs associated with owning a property would increase and could have a material adverse effect on the net income from the property, and, thus, the cash available for distribution to our investors.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Properties in the future will depend on prevailing economic and market conditions. Our inability to sell the Properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give purchasers the right to terminate preconstruction purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely estimates of the fair market value of our Properties upon completion of construction when agreeing upon a purchase price at the time we acquire the Properties. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, Properties damage or natural resource damage claims could reduce the amounts available for distribution to our Investors. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or a property manager and its assignees from operating a property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If a property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Properties may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Our business may be adversely affected by increases in interest rates or banks refusing to lend money.

An increase in interest rates by the Federal Reserve, or banks withholding loans, could adversely affect the affordability and attractiveness of financing for the project. Our cost of borrowing would also increase as a result of interest rate increases, which could, in turn, adversely affect our results of operations.

We will likely use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default, which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties, or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

Our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more membership interests in our Company.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our Manager. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

Lenders may be able to recover against our other properties under our mortgage loans.

In financing our acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the property securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for the debt.

Interest rates might increase and result in material adverse effects on our business and prospects.

Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinances will be higher than the current interest rates for such loans, which may have a material and adverse impact on our Company and our investments. If there is an increase in interest rates, any debt servicing on properties could be significantly higher than currently anticipated, which would reduce the amount of cash available for distribution to the Members. Also, rising interest rates may affect the ability of our Manager to refinance a property. Investments may be less desirable to prospective purchasers in a rising interest rate environment and their values may be adversely impacted by the reduction in cash flow due to increased interest payments.

We may use floating rate, interest-only or short-term loans to acquire properties.

Our Manager has the right, in its sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire properties. If our Manager obtains floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short-term loans at the end of a relatively short period. No assurance can be given that our Manager would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to our Company.

Leveraging a property allows a lender to foreclose on that property.

Lenders on a property, even non-recourse lenders, are expected in all instances to retain the right to foreclose on that property if there is a default in the loan terms. If this were to occur, we would likely lose our entire investment in that property.

Availability of financing and market conditions will affect the success of our Company.

Market fluctuations in real estate financing may affect the availability and cost of funds needed in the future for our investments. In addition, credit availability has been restricted in the past and may become restricted again in the future. Restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our investments and our ability to execute our investment goals.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

The Company seeks to acquire, manage, and rent out of a portfolio of short-term vacation homes in and the North Carolina coastal region (the "**Properties**"). Our intended strategy is to focus on acquiring Properties that we believe (1) can be purchased at a compelling value based on current market conditions, (2) we can add value through potential design and renovation, (3) have significant possibilities for capital appreciation, and (4) have high potential for vacation rental market.

Business Plan

We intend to focus on this sector as it complements our Manager's expertise in the acquisition and renovation of residential real estate in the North Carolina coastal region and surrounding areas. We intend to capitalize on the ability of the Manager to source, evaluate, negotiate, structure, close, renovate, and manage such acquisitions of short-term vacation rental homes during the anticipated hold period of the Properties.

The Company's Products and/or Services

Product / Service	Description	Current Market
North Carolina Beach Vacation Rentals	Vacation rental properties in North Carolina coastal regions, initially targeting Oak Island, Holden Beach, Sunset Beach, Ocean Isle Beach and Top Sail Island, but will look at surrounding North Carolina coastal turns, depending on current market dynamics. The majority of these islands lie within Brunswick County. These properties will be purchased and rented on a short-term bases to beach vacationers. These markets have a high demand for vacation rentals especially during the months of May, June, July, and August, as people head to the beach for family vacations.	The coastal region of North Carolina is made up of primarily single-family homes in various sizes and prices, ranging from $250,000 to $3,000,000 that are used both as personal residences and vacation rentals. There is a high demand for vacation rentals in this area, specifically homes in Brunswick County, saw a year over year price appreciation of 21.6% and sales volume increased by 61.2%.

Competition

Competition is primarily single person or small entity investors utilizing local property management.

Customer Base

Primarily consists of families traveling within a 300-mile radius of the beaches in Coastal North Carolina. These customers usually come to the beach for annual vacations.

Intellectual Property

The Company presently has no registered intellectual property rights, such as trademarks or patents.

Management & Track Record

Our company is managed Plat Capital, LLC which is controlled and managed by James Carnes and Norman Simon. James Carnes provides essential marketing, project management services, and financial expertise to Plat Capital, LLC as a Manager. Norman Simon provides essential expertise around property acquisition, deal structures, and property management to Plat Capital, LLC as a Manager.

Both James and Norman hold engineering degrees from West Virginia University and are "self-described" real estate junkies. James and Norman are excited to bring an offering to the market focused on the North Carolina coastal region.

Management Fee

The Company shall pay to the Manager a fee for their services as Manager equal to ten percent (10%) of the gross rents received by the Company (the "**Management Fee**"). The Management Fee shall be paid quarterly, in arrears, on or before the 15th day after the end of each calendar quarter. If there is more than one Manager, the Management Fee shall be divided equally among the Managers, or in such other proportions as the Managers may agree.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Carnes	Co-founder, Representative of the Manager, Plat Capital, LLC	Plat Capital Fund I, LLC (Formation – Present) Responsibilities include: investor relations, finance, and property diligence CTO of Iconic Air Inc from December 2018 – Present; Business Technology Analyst at Deloitte Consulting LLP from May 2018 – November 2018 Responsibilities included: raising capital, product and engineering, recruiting, and customer success	West Virginia University, Bachelor of Engineering (2019)
Norman Simon	Co-founder, Representative of the Manager, Plat Capital, LLC	Plat Capital Fund I, LLC (Formation-Present) Responsibilities include: property due diligence, property acquisition and operations TMS Software Manager, Altec Industries from Jan 2018 – Present Responsibilities include: implementing software solutions across all Altec operations	West Virginia University, Bachelor of Engineering (2013)

Biographical Information

James Carnes: Manager, Co-founder & CTO of Iconic Air, Inc.
- Forbes 30 Under 30 2021 Honoree
- Raised $150K+ from private investors and secured $1M+ in government contracts for Iconic Air
- *Co-host:* Pure Capital *podcast*
- Completed 350K+ of real estate transactions across multiple states
- West Virginia University, Bachelor of Engineering (2019)

Norman Simon: Manager
- Completed 13 real estate transactions in the past 3 years
- Transacted $3M+ real estate deals
- Experience in creative deal structuring, fix & flips, long-term rentals, and short-term rentals
- *Co-host:* Pure Capital *podcast*
- Managed teams of 25+ people and implemented $10M+ in projects for Altec Industries
- West Virginia University, Bachelor of Engineering (2013)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Separately, the Operating Agreement provides a standard of care and indemnification for the Manager, as follow:

- In performing a Manager's duties, whether under this Agreement or otherwise, a Manager shall act in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company. An individual, trust, partnership, association, limited liability company, corporation or other entity ("**Person**") shall not be liable to the Company or any Member for any action taken or omitted to be taken by such Person as a Manager (i) in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company, (ii) from which such Person derived no unlawful, material personal financial benefit, and (iii) which does not constitute fraud, gross negligence, or willful misconduct in the performance of such Person's obligations as Manager under this Agreement.

- The Company shall indemnify each Person who at any time serves as a Manager for judgments, settlements, penalties, fines, and expenses to the full extent permitted by the North Carolina Limited Liability Company Act (as amended from time to time, the "**Act**"); provided, however, that a Person shall not be indemnified with respect to any action or omission that is in breach of the standard of conduct set forth in Section 8.4(a) of the Operating Agreement, as determined by a court of competent jurisdiction.

Lastly, to the full extent provided in the Act, members shall not be liable for the obligations of the Company, and the Company shall indemnify each member for judgments, settlements, penalties, fines and expenses as a result of the member being liable for the obligations of the Company.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

By executing the Operating Agreement, a member agrees to make certain capital contributions to the Company in an aggregate amount equal to $1.00 per unit issued to such member (the "**Initial Capital Contributions**"). The Initial Capital Contributions shall be due and payable to the Company, directly or through the Portal, on or before the initial closing date. A member's failure to pay such member's Initial Capital Contribution prior to such initial closing date shall result in the automatic forfeiture of any units that otherwise would be issued or issuable to the member; provided, however, that the Manager may, in the Manager's discretion, accept an Initial Capital Contribution from a member after such initial closing date.

Outstanding Membership Interests

As of the date of this Form C-AR, the Company has the following Membership Interests outstanding:

Type	Membership Interests
Authorized/Outstanding	606,533
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional units of Membership Interests
Percentage ownership of the Company by the holders of such security (assuming conversion of convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C-AR, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
n/a	n/a	n/a

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Net Income	Total Assets	Tax Due
($3,450)	$654,117	$0

Operations

Plat Capital Fund I, LLC (the "**Company**") was formed on September 7, 2021 under the laws of the State of North Carolina, and is headquartered in Pilot Mountain, North Carolina.

Liquidity and Capital Resources

On January 7, 2023, the Company closed an offering pursuant to Regulation CF and raised $606,533.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
n/a	n/a	n/a	n/a	n/a	n/a
Membership Interests	$606,533	606,533 Units of Membership Interests	Purchase of Vacation Rental Real Estate and Real Estate Cash Reserves	January 7, 2023	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Except for the following agreements and/or transactions, no other qualifying agreement or transactions have occurred during the relevant period:

- **Appointment as Manager of Company**. On or about October 12, 2021, the Company appointed the Manager as the manager of the Company. The managers of the Manager are Norman Simon and James Carnes and each are the beneficial owners of fifty percent (50%) of the voting securities of the Manager. Together, they control the Manager and the Company.

- **Grant of Management Fee to Manager**. Under the Operating Agreement, the Company shall pay to the Manager a fee for its services as Managers equal to ten percent (10%) of the gross rents received by the Company (the "**Management Fee**"). The Management Fee shall be paid quarterly, in arrears, on or before the 15th day after the end of each calendar quarter. If there is more than one Manager, the Management Fee shall be divided equally among the Managers, or in such other proportions as the Managers may agree.

- **Company Cash Flow Distributions**. Under the Operating Agreement, certain cash flow for each fiscal year, to the extent available, will be Members at such times as are determined by the Manager in the following order of priority: (1) to the certain investor members, in proportion to their respective accrued but certain unpaid preferred returns, until the amount of such investor member's accrued but unpaid preferred return has been reduced to zero (0); (2) to the Manager until the aggregate amount distributed to the Sponsor Member pursuant to Section 7.2(b) of the Operating Agreement is equal twenty percent (20%) of the aggregate amount distributed pursuant to Section 7.2(a) and Section 7.2(b) of the Operating Agreement; and (3) eighty percent (80%) to certain investor members, in proportion to their respective ownership of units, and twenty percent (20%) to the Sponsor Member.

- **Company Refinancing Proceeds; Company Sales Proceeds**. Under the Operating Agreement, certain refinancing proceeds and sales proceeds, to the extent available, shall be distributed to the Members within thirty (30) days of a certain capital transaction giving rise to such proceeds, in the following order of priority: (1) to the certain investor members, in proportion to their respective unreturned capital balances, until each investor member's unreturned capital balance is reduced to zero (0); (2) to the certain investor members, in proportion to their respective accrued but unpaid preferred returns, until the amount of each investor member's accrued but unpaid referred return has been reduced to zero (0); and (3) fifty percent (50%) to the investor members, in proportion to their respective ownership of units, and fifty percent (50%) to the Sponsor Member.

- **Wining Up & Liquidating Distributions**. Following the payment of or making adequate provision for, all debts and liabilities of the Company (including any indebtedness of the Company to the Members or Member Affiliates) and the expenses of liquidation, and subject to the right of the Managers to set up such reserves as the Managers may deem reasonably necessary for any contingent or unforeseen liabilities of the Company, the Managers shall distribute any remaining Company Property to the Members in the following order of priority: (1) to the members, in proportion to their respective unreturned capital balances, until each Member's unreturned capital balances is reduced to zero (0); (2) to the Members, in proportion to their respective accrued but unpaid preferred returns, until the amount of each Member's accrued but unpaid preferred return has been reduced to zero (0); (3) fifty percent (50%) to the certain investor members, in proportion to their respective ownership of units, and fifty percent (50%) to the Sponsor Member.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past. The Company is filing its Form C-AR for the 2023 tax year on May 29, 2025.

Bad Actor Disclosure

None.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ James Carnes
_____
(Signature)

James Carnes
_____
(Name)

Manager of Plat Capital, LLC
_____
(Title)

/s/ Norman Simon
_____
(Signature)

Norman Simon
_____
(Name)

Manager of Plat Capital, LLC
_____
(Title)

I, James Carnes, the Manager of Plat Capital, LLC, the Manager of Plat Capital Fund I, LLC, certify that the financial statements of Plat Capital Fund I, LLC included in this Form C-AR are true and complete in all material respects.

/s/ James Carnes
_____
(Signature)

James Carnes
_____
(Name)

Manager of Plat Capital, LLC
_____
(Title)

I, Norman Simon, the Manager of Plat Capital, LLC, the Manager of Plat Capital Fund I, LLC, certify that the financial statements of Plat Capital Fund I, LLC included in this Form C-AR are true and complete in all material respects.

/s/ Norman Simon
_____
(Signature)

Norman Simon
_____
(Name)

Manager of Plat Capital, LLC
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ James Carnes
_____
(Signature)

James Carnes
_____
(Name)

Manager of Plat Capital, LLC, Manager of Plat Capital
Fund I, LLC
_____
(Title)

May 29, 2025
_____
(Date)

/s/ Norman Simon
_____
(Signature)

Norman Simon
_____
(Name)

Manager of Plat Capital, LLC, Manager of Plat Capital
Fund I, LLC
_____
(Title)

May 29, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Plat Capital 1, LLC
Balance Sheet
As of December 31, 2023

	2023	2022
ASSETS		
Current Assets		
Bank Accounts		
SMALL BUSINESS CHECKING-2093 - 1	-	67,263.92
Citizens Bank	25,323.35	-
Total Bank Accounts	25,323.35	67,263.92
Fixed Assets		
Buildings		
930 E Beach Drive	430,018.00	573,357.00
Accumulated Depreciation	-15,637.00	
1414 E Beach Drive	631,648.00	-
Accumulated Depreciation	-14,355.64	
Total Buildings	1,031,673.36	573,357.00
Improvements		
930 E Beach Drive	16,511.00	
Accumulated Depreciation	-325.22	
Appliances	3,277.00	
Accumulated Depreciation	-2,752.68	
Furniture	14,547.00	
Accumulated Depreciation	-12,053.23	
Land		
930 E Beach Drive	143,339.00	
1414 E Beach Drive	210,549.00	-
Total Fixed Assets	1,404,765.23	573,357.00
Other Assets		
Intangible Assets		
Organization Costs	13,496.00	
Accumulated Amortization	-562.33	-
Total Other Assets	12,933.67	13,496.00
TOTAL ASSETS	1,443,022.25	654,116.92
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Escrow		
930 Escrow Balance	2,123.09	-
1414 Escrow Balance	4,923.99	-
Total Current Liabilities	7,047.08	-
Long-Term Liabilities		
Mortgages		
930 E Beach Loan	397,500.00	397,291.76
1414 E Beach Loan	618,541.58	-
Total Long-Term Liabilities	1,016,041.58	397,291.76
Total Liabilities	1,023,720.82	397,291.76
Equity		
Opening Balance Equity	632.16	632.16
Owner Investments	609,148.00	259,643.00
M-2 Other Decrease	-13,529.00	-
Net Income	-176,317.75	-3,450.00
Total Equity	419,301.25	256,193.00
TOTAL LIABILITIES AND EQUITY	1,443,022.07	654,116.92

Opening capital	256193
Capital Introduced	352955
	609148

-

Plat Capital 1, LLC
Profit and Loss
January - December 2023

	930 E Beach	1414 E Beach	2023 Total	2022 Total		
Income						
Rents	**20,052.73**	**65,083.19**	**85,135.92**	-		Gross Rents (Line 2)
Gross Profit	**20,052.73**	**65,083.19**	**85,135.92**	-		
Expenses						
Contract Labor	11,841.00	1,840.00	13,681.00			Other (Line 15)
General Business expenses	-	-	-			
Bank fees and service charges	5.25	67.01	72.26			Other (Line 15)
Total General Business Expenses	5.25	67.01	72.26	-		
Insurance	-	-		-		
Property Insurance	-	-	-			
Total Insurance	-	-	-	-		
Interest Paid	-	-	-	-		
Mortgage interest	33,432.62	36,663.62	70,096.24		**As per 109**	Interest (Line 9)
Total Interest paid	33,432.62	36,663.62	70,096.24	-		
Legal & Professional Fees						
Accounting Fees	7,500.00	7,500.00	15,000.00	3,450.00		Legal (Line 8)
Legal Fees	-	-	-			
Commission & Fees	8,131.27	12,382.35	20,513.62	-		Commissions (Line 6)
Total Legal & Accounting Fees	15,631.27	19,882.35	35,513.62	3,450.00		
Admininstrative Expenses						
Office expenses	-	-	323.64			
Supplies	323.64	1,096.06	1,419.70			Other (Line 15)
Internet	109.98	775.38	885.36	-		Other (Line 15)
Quickbooks	165.00	165.00	330.00	-		Other (Line 15)
Cleaning expenses	7,450.00	17,231.96	24,681.96	-		Cleaning (Line 5)
Utilities	2,288.84	2,609.89	4,898.73	-		Utilities (Line 12)
Insect Inspection	-	500.00	500.00	-		Other (Line 15)
Pest Control	-	510.00	510.00	-		Other (Line 15)
Meals & Entertainment	-	56.25	56.25	-		Meals
Lawn expenses	480.00	-	480.00	-		Other (Line 15)
Repairs & Maintenance	29,682.86	4,613.97	34,296.83			Repairs (Line 10)
Total Administrative Expenses	40,500.32	27,558.51	68,058.83	-		
Taxes paid						
Property taxes	4,009.23	4,853.23	8,862.46		**From 1098**	Taxes (Line 11)
Franchise tax	101.00	101.00	202.00	-		Taxes (Line 11)
Total taxes paid	4,110.23	4,954.23	9,064.46	-		
Total Expenses	105,520.69	90,965.72	196,486.41	3,450.00		
Other Expenses						
Depreciation	26,791.00	18,333.00	45,124.00	-		
Amorization	262.42	299.91	562.33			
Home Office	-	-	-	-		
Fund Fee	2,336.76	6,508.31	8,845.07	-		Other (Line 15)
Travel Expense	692.99	146.96	839.95	-		Auto & Travel (Line 4)
Flooring Expense	3,796.36	-	3,796.36			Other (Line 15)
Driveway Expense	1,300.00	-	1,300.00			Other (Line 15)
Cabinet Material	3,500.00	-	3,500.00			Other (Line 15)
Fuel Expense	-	189.55	189.55			Other (Line 15)
Appraisal	-	810.00	810.00	-		Other (Line 15)
Total Other Expenses	38,679.53	26,287.73	64,967.26	-		
Net Other Income	-	-	-	-		
Net Income	**-124,147.49**	**-52,170.26**	**-176,317.75**	**-3,450.00**		

Commission	20075.2	Value of Property	
		930 E Beach	430018
		1414 E Beach	631648
			1061666